Exhibit 3

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month period and full year ended December 31, 2007. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s annual consolidated financial statements and related notes for the years ended on December 31, 2007, 2006 and 2005. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principles (Canadian GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

Key Developments for the Year Ended December 31, 2007

CORPORATE

In January 2007, we completed the spin-off of Atrium Biotechnologies Inc., now known as Atrium Innovations (Atrium) by distributing to our shareholders our remaining interest in Atrium.

In March 2007, the board of directors appointed David J. Mazzo, Ph.D. as new President and CEO of the Company.

Between May and August 2007, the Company appointed three key members to the executive management team:

•                  Ellen McDonald, M.B.A. SVP and Chief Business Officer

Annual MD&A – 2007

•                  Nicholas Pelliccione, Ph. D., SVP, Regulatory Affairs and Quality Assurance

•                  Paul Blake, M.D., SVP and Chief Medical Officer

On August the 14, 2007, the Board of Directors appointed Jürgen Ernst as Chairman of the Board, replacing the founder and former Executive Chairman, Éric Dupont, Ph.D.

In the autumn of 2007, the new management team completed a rigorous analysis of the drug development pipeline and business operations and disclosed the key priorities of the corporate drug development and the partnering strategy.

In November 2007, we completed the sale of our Utah-based subsidiary, Echelon Biosciences Inc. (Echelon), to Frontier Scientific Inc. for $3.2 million, including $2.6 million upfront payable upon signing and $0.6 million in contingent consideration based on specific sales levels to be reached in 2008 and 2009.

In December 2007, we opened our operational headquarters in Warren, New Jersey where the majority of the executive management team resides.

Subsequent to year-end, we entered into an agreement, on March 1, 2008, for the sale of our intangible property held for sale – Impavido® (miltefosine) for approximately $9.2 million, subject to customary closing conditions.

DRUG DEVELOPMENT

Status of our Drug Pipeline as of December 31, 2007

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial

120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) Erk & PI3K Inhibitors (oncology) Ghrelin receptor ligands (endocrinology) AEZS-127 (oncology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (In vitro fertilization) Impavido® (leishmaniasis)

Partners

	AEZS-127: Keryx	AEZS-130: Ardana	Cetrorelix: Shionogi in Japan Ozarelix: Spectrum in North-America and India, Nippon Kayaku in Japan Perifosine: Keryx in North-America		Cetrotide®: Merck Serono (World ex- Japan) Shionogi and Nippon Kayaku (Japan)

CETRORELIX

In March 2007, our Japanese partner Shionogi & Co. (Shionogi) presented encouraging Phase 2a trial (performed in Japan) results with cetrorelix in BPH. Results showed that cetrorelix, the Company’s lead luteinizing hormone-releasing hormone (LHRH) antagonist, was safe and well tolerated at all dosage regimens. Furthermore, Japanese patients responded to cetrorelix with a transient reduction of testosterone concentration in blood, which did not reach or remain at castration level. Additionally, none of the dosage regimens tested caused a suppression of prostate specific antigen (PSA) levels. Finally, data generated with Japanese patients showed that the bioavailability of cetrorelix was similar to that observed in non-Japanese patients. Following these results, our partner, Shionogi, initiated a 300-patient Phase 2b study with cetrorelix in BPH in Japanese patients. Shionogi is conducting and sponsoring this study.

In April 2007, we commenced dosing of cetrorelix in the first study of our sponsored Phase 3 program in BPH. This first study, a one-year placebo-controlled efficacy study, is assessing an intermittent dosage regimen of cetrorelix as a potential safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms. This 600-patient Phase 3 study is being conducted in North America and Europe.

In May 2007, we regained exclusive worldwide rights (ex-Japan) for cetrorelix from Solvay for the endometriosis indication. The Company now owns worldwide ex-Japan rights for cetrorelix in BPH and endometriosis.

In the first quarter of 2008, we expect to initiate additional trials related to our Phase 3 program in BPH, including a second European efficacy trial as well as a long-term safety trial.

AEZS-108

In June 2007, we presented encouraging detailed Phase 1 results for AEZS-108, our cytotoxic conjugate (LHRH agonist linked to doxorubicin) in female patients with cancers expressing LHRH receptors.

The study conclusion was:

•                  AEZS-108 was well tolerated by patients with gynecological tumors;

•                  AEZS-108 is the first drug in a clinical study that targets the cytotoxic activity of doxorubicin specifically to LHRH-receptor expressing tumors;

•                  Signs of anti-tumor activity were observed in seven out of 13 patients treated with 160 or 267 mg/m(2) of AEZS-108, including three patients with complete or partial response; and

•                  Recommended dose for further clinical studies will be 267 mg/m(2) given once every three weeks.

At the end of December 2007, we commenced patient enrollment for our European open-label, non-comparative multi-center Phase 2 trial that will treat up to 82 women with LHRH-receptor positive ovarian and endometrial cancerous tumors.

AEZS-112

In January 2007, we announced the initiation of a Phase 1 trial for AEZS-112 in patients with solid tumors and lymphoma. This open-label, dose-escalation, multi-center, intermittent treatment Phase 1 trial is being conducted and sponsored by the Company in the United States. The trial will include up to 50 patients who have either failed standard therapy or for whom no alternative therapy exists. We expect progression of this trial in 2008 to identify maximum tolerated dose of AEZS-112.

OZARELIX

During 2007, our partner Spectrum Pharmaceuticals, Inc. (Spectrum) continued the development of ozarelix, a fourth generation LHRH antagonist, by conducting and sponsoring a North American Phase 2b trial in BPH. Spectrum is also conducting and sponsoring a program with ozarelix in prostate cancer. Additional results are expected in 2008.

PERIFOSINE

In November 2007, we completed patient recruitment for our Company-sponsored European multi-center Phase 2 trial with perifosine, an oral signal transduction inhibitor, combined with radiotherapy, in 160 patients with inoperable Stage III non-small cell lung cancer (NSCLC). We expect to announce results in the first quarter of 2009.

During 2007, our partner Keryx Biopharmaceuticals, Inc. (Keryx) continued the development of perifosine with multiple Phase 1 and Phase 2 studies in North America in multiple cancers. We expect Keryx to move perifosine into Phase 3 in at least one indication in North America in 2008.

Consolidated Results of Operations

On January 2, 2007, we completed the special distribution to all shareholders of our remaining position in Atrium. Since we disposed of our entire position in Atrium in January 2007, we had no access to liquidity or cash flows from Atrium in 2007 and we do not expect to access to cash flows from operations of Atrium in ensuing years. Since Atrium is renting space in our facility in Quebec City, we receive rent from Atrium and share administrative costs, which amount are not significant.

For the years ended December 31, 2006 and 2005, the previously consolidated revenues and expenses of Atrium, representing the former Active Ingredients & Specialty Chemicals Segment as well as the Health & Nutrition Segment, have been reclassified as discontinued operations.

On November 30, 2007, we disposed of our former subsidiary Echelon which was involved in the business of selling reagents. As a consequence, we have no access to liquidity or cash flows from Echelon since the end of November 2007 and we do not expect to access to cash flows from operations of Echelon in ensuing years, beyond possible contigent considerations payments based on Echelon’s performance in 2008 and 2009.

For the years ended December 31, 2007, 2006 and 2005, the previously consolidated revenues and expenses of Echelon have been reclassified as discontinued operations.

The following table sets forth Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Years ended December 31,
	2007	2006	2005
	$	$	$
Consolidated revenues
Sales and royalties	28,825	25,123	21,252
License fees	12,843	13,652	23,530
Other	400	24	31
	42,068	38,799	44,813

Operating expenses
Cost of sales, excluding depreciation and amortization	12,930	11,270	8,250
Selling, general and administrative (SG&A)	20,403	16,478	14,403
Research and development (R&D) costs	39,248	27,422	25,544
R&D tax credits and grants	(2,060)	(1,564)	(317)
Depreciation and amortization (D&A)	5,566	8,964	5,944
Impairment of long-lived asset held for sale	735	—	—
	76,822	62,570	53,824
Loss from operations	(34,754)	(23,771)	(9,011)

Other revenues (expenses)
Interest Income	1,904	1,441	1,235
Interest expense	(85)	(1,433)	(7,010)
Foreign exchange gain (loss)	(1,035)	319	(87)
Other	(28)	409	—
	756	736	(5,862)
Share in the results of an affiliated company	—	1,575	—

Loss before income taxes	(33,998)	(21,460)	(14,873)
Income tax recovery (expense)	1,961	29,037	(609)
Net earnings (loss) from continuing operations	(32,037)	7,577	(15,482)
Net earnings (loss) from discontinued operations	(259)	25,813	26,053
Net earnings (loss) for the year	(32,296)	33,390	10,571

Net earnings (loss) per share from continuing operations
Basic	(0.61)	0.14	(0.34)
Diluted	(0.61)	0.14	(0.34)
Net earnings (loss) per share from discontinued operations
Basic	(0.00)	0.50	0.57
Diluted	(0.00)	0.48	0.57
Net earnings (loss) per share
Basic	(0.61)	0.64	0.23
Diluted	(0.61)	0.62	0.23

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix acetate solution for injection) marketed for reproductive health assistance for in vitro fertilization, Impavido® (miltefosine) marketed for the treatment of leishmaniasis and active pharmaceutical ingredients. Royalties are derived from Cetrotide® and paid by our partner Merck-Serono. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received from our different licensing partners.

Sales and royalties increased to $28.8 million for the year ended December 31, 2007 compared to $25.1 million and $21.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in sales and royalties is related to new sales of Cetrotide®, following the September 2006 launch in Japan and year-over-year increased sales of Impavido®.

Subsequent to year-end, the Company entered into an agreement, on March 1, 2008, with respect to the sale of its intangible property held for sale – Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals. In 2007, sales of Impavido® represented $3.3 million. As a result of the sale of the product, we expect a corresponding decrease in sales and royalties for 2008.

License fees revenues decreased to $12.8 million for the year ended December 31, 2007, compared to $13.7 million and $23.5 million for the same periods in 2006 and 2005, respectively. The year-over-year decrease is mainly attributable to a reduction in license fees revenues related to services rendered through our collaboration with Solvay Pharmaceuticals (Solvay). We regained from Solvay the worldwide ex-Japan rights for cetrorelix in BPH during 2006 and for endometriosis in 2007. License fees revenues are expected to slightly decrease in 2008.

Consolidated Operating Expenses

Consolidated cost of sales, excluding depreciation and amortization, increased to $12.9 million for the year ended December 31, 2007 compared to $11.3 million and $8.2 million for the same periods in 2006 and 2005, respectively. The year-over-year increase in the cost of sales is directly related to additional generated sales and royalties. The cost of sales as a percentage of sales and royalties was 44.86% in 2007 compared to 44.86% in 2006 and 38.82% in 2005. The lower percentage of cost of sales in 2005 compared to 2006 and 2007 is due to favorable product mix sold in 2005 since we sold more active ingredients with higher margins to our partners. The cost of sales as a percentage of sales and royalties is expected to increase to nearly 50% in 2008, assuming the sale of the Impavido® intangible assets and corresponding inventory during the first part of the year 2008.

Consolidated selling, general and administrative (SG&A) expenses increased to $20.4 million for the year ended December 31, 2007 compared to $16.5 million and $14.4 million for the same periods in 2006 and 2005 respectively. The increase in SG&A expenses for the year 2007 compared to 2006 is primarily due to non-recurring corporate expenses of nearly $2.7 million related to the appointment of David J. Mazzo, Ph.D., as the President and CEO of the Company, as well as Jürgen Ernst as Chairman of the Board, the departure of the former CEO, Gilles Gagnon, as well as the departure of the founder and former Executive Chairman, Éric Dupont, Ph.D. The increase in SG&A is also related to the appointment of new key executive management, combined with the opening of operational headquarters in New Jersey and increased royalties and commissions expenses directly related to sales and royalties of Cetrotide®.

The increase in SG&A of 2006 compared to 2005 is in part related to $0.6 million of non-recurrent SG&A expenses with regard to a thorough review of the Company’s strategic plan combined with nearly $0.3 million of increased royalties and commission expenses directly related to sales and royalties of Cetrotide® as well as increased support of our R&D efforts.

We expect that SG&A expenses for 2008 will remain consistent with 2007.

Consolidated R&D costs were $39.2 million for the year ended December 31, 2007 compared to $27.4 million and $25.5 million for the same periods in 2006 and 2005 respectively. Additional R&D expenses of $11.8 million spent in 2007 compared to 2006 are mainly related to the advancement of our lead product cetrorelix, our LHRH antagonist in Phase 3 for BPH; as well as to further advancement of targeted, earlier-stage development programs including AEZS-108, our cytotoxic conjugate and AEZS-112, our tubulin inhibitor, both of which are in oncology.

The following table summarizes the 2007 R&D external costs supported by the Company.

(in thousands of US dollars)			Year ended December 31, 2007
Products	Status	Indication	Net R&D costs (*)
			$	%
Cetrorelix	Phase 3 Phase 2	BPH and endometriosis	11,589	54.47

AEZS-108	Phase 2	Endometrial and ovarian cancers	600	2.82

Perifosine*	Phase 2	Oncology	1,428	6.72

Ozarelix*	Phase 2	BPH and prostate cancer	428	2.01

AEZS-112	Phase 1	Cancer	1,800	8.46

Erk PI3K	Preclinical	Cancer	1,260	5.92

Ghrelin receptor	Preclinical	Endocrinology and oncology	1,044	4.91

LHRH pept.	Preclinical	Endocrinology and oncology	1,274	5.99

Other	Preclinical	Multiple	1,852	8.71
			21,274	100.00

(*) Net of reimbursement by partners.

We expect R&D investments to increase by approximately 30% in 2008. This increase will primarily be related to the advancement of our lead compound cetrorelix in BPH. We expect to initiate additional clinical trials during the year 2008, including a 400-patient efficacy study in Europe, a 500-patient safety study in North America and Europe, plus a projected-100-patient thorough QTc study. The cost of these additional studies will be combined with the costs of the ongoing preclinical carcinogenicity study and the 600-patient North American and European efficacy study. Additionally, costs will be incurred in the manufacturing of cetrorelix drug supply to support our sponsored studies.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

R&D tax credits and grants were $2.1 million for the year ended December 31, 2007 compared to $1.6 million and $0.3 million for the same periods in 2006 and 2005, respectively. The year-over-year increase is related to non-recurring R&D tax credits which have been used in 2007 and 2006 to reduce estimated income taxes that would otherwise have been payable on the gain on disposal of our former subsidiary Atrium through a secondary transaction in October 2006 and the distribution of our remaining interest in 2007. In 2008, we expect the R&D tax credits and grants utilized to be much lower, estimated to be approximately $0.3 million.

Consolidated depreciation and amortization (D&A) decreased to $5.6 million for the year ended December 31, 2007 compared to $9.0 million and $5.9 million for the same periods in 2006 and 2005, respectively. The decrease in D&A in 2007 is primarily due to an impairment loss of $2.9 million taken in 2006 on manufacturing equipment, patents and trademarks related to the termination of non-core pharmaceutical development projects.

Impairment of long-lived asset held for sale amounted to $0.7 million for the year ended December 31, 2007. This impairment is related to the building and land held for sale for which the estimated fair value is based on offers received by third parties. We expect to sell the land and building during the first half of 2008.

Consolidated loss from operations increased to $34.8 million for the year ended December 31, 2007 compared to $23.8 million and $9 million for the same periods in 2006 and 2005, respectively. The increase in loss from operations in 2007 as compared to 2006 is attributable to a combination of lower license revenues, increase in non-recurring G&A corporate expenses and additional R&D expenses mainly related to the advancement of our Phase 3 program with cetrorelix in BPH. This increase in loss from operations in 2007 was partly offset by increased sales and royalties, as well as lower D&A expenses. The loss from operations increased from $9 million in 2005 to $23.8 million in 2006. This increase in loss from operations in 2006 is mainly attributable to nearly $10 million reduction of license fees revenues, as well as approximately $5.8 million increased SG&A, R&D net of R&D tax credits and grants and D&A expenses.

We expect our consolidated loss from operations to increase in 2008 with lower sales of Impavido® and increased R&D expenses anticipated for cetrorelix in BPH, partly compensated by a corresponding expected gain on disposal of Impavido® intangible property.

Consolidated other revenues (expenses)

Interest income reached $1.9 million for the year ended December 31, 2007 compared to $1.4 million and $1.2 million for the same periods in 2006 and 2005, respectively. Interest income is derived from our cash and short-term investments which totalled $41.4 million as of December 31 2007 and $60.5 million as of December 31, 2006. The year-over-year increase is directly related to additional cash and short-term investments with regard to the net proceeds of nearly $45 million from the disposal of 3,485,000 shares of Atrium in October 2006.

Interest expenses decreased to $0.08 million for the year ended December 31, 2007 compared to $1.4 million and $7 million for the same periods in 2006 and 2005, respectively. The significant year-over-year decrease is directly related to the full conversion of term loans into common shares completed in February 2006. Since that conversion, the Company’s long-term debt is related to a non-interest bearing loan from the Canadian and Quebec Governments, for which the balance was $0.8 million as of December 31, 2007 and which will be paid in full in July 2008.

Foreign exchange loss amounted to $1 million for the year ended December 31, 2007 compared to a foreign exchange gain of $0.3 million for the same period in 2006 and a foreign exchange loss of $0.09 million in 2005. The increase in foreign exchange loss in 2007 is mainly related to advances in Euro to our subsidiary in Germany and the corresponding weakness of the Euro currency compared to the Canadian dollar, the  functional currency of the Parent company. The year-end conversion rates from the Euro to the Canadian dollar for December 31, 2007, 2006 and 2005 were 1.44, 1.54 and 1.38, respectively.

Share in the results of an affiliated company of $1.6 million for the period ended December 31, 2006 relates to the investment in Atrium, recorded at equity method, for the period from October 18 to December 31, 2006. As of January 2, 2007, the Company distributed its remaining interest in Atrium to our shareholders as a return of capital.

Consolidated income tax recovery was $2 million for the year ended December 31, 2007 compared to $29 million for the same period in 2006 and to an income tax expense of $0.6 million for the same period in 2005. Most of the 2006 income tax recovery was related to the significant decrease in the valuation allowance with respect to the utilization of some of our future income tax assets against future tax liabilities related to the taxable capital gains that were realized by the Company in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest at the beginning of 2007. These projected transactions have been completed as expected in 2007. In 2008, we do not expect to record any significant income tax recovery from our foreign and domestic entities.

Net loss from continuing operations was $32 million for the year ended December 31, 2007 compared to net earnings from continuing operations of $7.6 million for the same period in 2006 and to a net loss from continuing operations of $15.5 million for the same period in 2005. The increased net loss from continuing operations in 2007 is directly related to increased loss from operations of nearly $10 million, a one-time share in the results of an affiliated company, Atrium, of nearly $1.6 million recorded in 2006 and a non-recurring future income tax recovery of nearly $25 million recorded in 2006 related to the sale of Atrium shares in 2006, and the special distribution of our remaining interest in January 2007.

We expect our consolidated net loss from continuing operations to increase in 2008 mainly due to increased R&D expenses for cetrorelix in BPH.

Net loss from discontinued operations reached $0.3 million for the year ended December 31, 2007 compared to Net earnings from discontinued operations of $25.8 million and $26.1 million for the same periods in 2006 and 2005, respectively. The year-over-year variations are substantially related to Atrium discontinued operations, as described hereunder.

Net earnings from Atrium discontinued operations include the following items:

	Years ended December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$
Revenues	—	239,535	200,863

Earnings before the following items	—	28,360	21,414

Gain on disposal of Atrium shares	—	29,248	—
Income tax expense	—	(19,923)	(6,838)
Gain (loss) on dilution of investments	—	(628)	19,002

Earnings before non-controlling interest	—	37,057	33,578
Non-controlling interest	—	(10,967)	(7,064)

Net earnings from discontinued operations	—	26,090	26,514

The 2006 increase in revenues from Atrium discontinued operations are mainly attributable to acquisitions by Atrium of MultiChem and Douglas Laboratories in 2005, combined with organic growth.

The gain on disposal of Atrium shares from Atrium discontinued operations resulted from the sale of 3,485,000 subordinate voting shares of Atrium on October 18, 2006, as part of a secondary offering.

Income tax expense from Atrium discontinued operations was related to the gain on disposal of Atrium’s shares for an amount of $7 million, future tax liabilities related unremitted earnings of Atrium for an amount of $5.7 million and Atrium’s operations for an amount of $7.2 million.

Net loss from Echelon discontinued operations include the following items:

	Years ended December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$
Revenues	2,358	2,593	2,391

Loss before the following items	(206)	(369)	(577)

Goodwill impairment	(500)	—	—
Loss on disposal of Echelon shares, net of cumulative translation adjustment	(44)	—	—
Income tax recovery	491	92	116

Net loss from discontinued operations	(259)	(277)	(461)

The year-over-year increase in revenues from Echelon discontinued operations for 2006 is related to organic growth. In 2007, revenues represent eleven months compared to twelve months for the year 2006.

At the end of September 30, 2007, the Company performed a preliminary impairment test resulting in an impairment of Echelon goodwill of $0.5 million.

The Loss on disposal of Echelon shares from discontinued operations results from the disposal of all of the outstanding shares of Echelon as of November 30, 2007.

Consolidated net loss was $32.3 million or $0.61 per basic and diluted share for the year ended December 31, 2007 compared to consolidated net earnings of $33.4 million or $0.64 per basic share and $0.62 per diluted share for the same period in 2006. The increased net loss in 2007 is related to higher loss from operations of nearly $10 million, lower income tax recovery of nearly $27 million related to the recognition of future income tax assets mainly attributable to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, as well as lower net earnings from discontinued operations of Atrium of nearly $26 million.

We expect that the consolidated net loss for the year 2008 will increase mainly due to higher expected R&D expenses for cetrorelix in BPH.

The consolidated net earnings were $10.6 million for the year ended December 31, 2005 or $0.23 per basic and diluted share. The $22.8 million increase in the net earnings in 2006 compared to 2005 is attributable to the recording of increased income tax recovery of $29 million, mostly related to recognition of future income tax assets with regard to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, lower interest expense of $5.7 million due to the conversion of the term loans during the first quarter of the year 2006; as well as $1.6 million of share in the net earnings of an affiliated company partly offset by increased loss from operations.

The weighted average number of shares outstanding used to calculate the basic net earnings per share for the year ended December 31, 2007 was 53.2 million shares compared to 52.1 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively. For the diluted net earnings per share, the weighted average number of shares outstanding used for this calculation was 53.2 million shares in 2007 compared to 52.5 million shares and 46.1 million shares for the same periods in 2006 and 2005, respectively.

Total Consolidated Assets and Long-Term Financial Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at December 31,	As at December 31,	As at December 31,
(in thousands of US dollars)	2007	2006	2005
	$	$	$

Total assets	123,363	223,491	419,785
Long-term financial liabilities	3,333	20,135	238,625

Total consolidated assets were $123.4 million as of December 31, 2007 compared to $223.5 million as of December 31, 2006. This decrease in consolidated assets is mainly attributable to the elimination of our investment in an affiliated company, Atrium, with a carrying book value of $57 million as of December 31, 2006; upon the special distribution on January 2, 2007 to our shareholders of our remaining interest in Atrium. This transaction was recorded as a reduction in Share capital of $138 million; the corresponding difference between the fair value and the book value  net of income taxes and cumulative translation adjustment of $71.1 million has been recorded in the Other capital, see Note 4 of our annual financial statements for more details. Furthermore, the reduction of our consolidated assets is mainly related to the elimination of nearly $22 million of future income tax assets utilized with regard to the special distribution of Atrium and the use of cash and short-term investments to fund the operating, investing and financing activities.

Total consolidated assets were $223.5 million as of December 31, 2006 compared to $419.8 million as of December 31, 2005. Long-term financial liabilities were $20.1 million as of December 31, 2006 compared to $238. 6 million as of December 31, 2005. On October 18, 2006, through a Secondary Offering, the Company closed the selling of 3,485,000 shares of Atrium for net proceeds of $45 million. On the same date, Atrium’s assets and liabilities were excluded from the consolidation since the Company ceased control. Furthermore, all historical operations and cash flows recorded through the consolidation of Atrium until that date have been reported as discontinued operations. As of December 31, 2006, the remaining interest in Atrium was presented as Investment in an affiliated company (see Note 4 of our annual financial statements for more details). The decrease in consolidated assets and liabilities as of December 31, 2006 compared to December 31, 2005 is mainly attributable to the elimination of the consolidation of assets and liabilities related to Atrium, partly compensated by the recording of the remaining interest in Atrium as an Investment in an affiliated company, using the equity method.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with Canadian GAAP. Access to a summary of measurement and disclosure differences between Canadian and US GAAP is referenced in Note 24 of our annual 2007 financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Significant estimates include the allowance for doubtful accounts, provisions for obsolete inventory, future income tax assets and liabilities, the useful lives of property, plant and equipment and intangible assets, the valuation of intangible assets and goodwill, the fair value of options granted and employee future benefits and certain accrued liabilities. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies and other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

Revenue Recognition and Deferred revenues

The Company is currently in a phase in which potential products are being further developed or marketed jointly with strategic partners. The existing licensing agreements usually foresee one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts for licensing and marketing product candidates. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress to the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage of revenue earned to date.

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when there are no significant future performance obligations in connection with the milestones.

In those instances where the Company has collected upfront or milestone payments but has ongoing future obligations related to the development of the drug product, management considers the milestone payments and the remaining obligations under the contract as a single unit of accounting. In those circumstances where the collaboration does not require specific deliverables at specific times or at the end of the contract term, but rather the Company’s obligations are satisfied over a period of time, revenue recognition is deferred and amortized over the period of its future obligations.

Royalty revenue, based on a percentage of sales of certain declared products sold by third parties, is recorded when the Company has fulfilled the terms in accordance with the contractual agreement, has no future obligations, the amount of the royalty fee is determinable and collection is reasonably assured.

Revenues from sales of products are recognized, net of estimated sales allowances and rebates, when title passes to customers, which is at the time goods are shipped, when there are no future performance obligations, when the purchase price is fixed and determinable, and collection is reasonably assured.

Research and Development Costs

Research costs are expensed as incurred. Development costs are expensed as incurred except for those which meet generally accepted criteria for deferral, which are capitalized and amortized against operations over the estimated period of benefit. To date, no costs have been deferred.

Impairment of Long-Lived Assets and Goodwill

Property, plant and equipment and intangible assets with finite lives are reviewed when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of its carrying value over its fair value, which fair value being determined based upon discounted cash flows or appraised values, depending of the nature of assets.

Finally, goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

As of December 31, 2006, following the decision to terminate the pharmaceutical development of certain of our products, we decided to take an impairment on related manufacturing equipment as well as on certain patents and trademarks in order to bring them to their fair value. Consequently, an amount of $2.9 million was recorded as additional depreciation and amortization.

Accounting for Income Tax Expense

We operate in multiple jurisdictions, and our earnings are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry-forwards, changes in geographical mix of income and expense, and changes in management’s assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe it will be more likely not recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. Our valuation allowance was significantly adjusted on December 31, 2006, mainly because we will be able to utilize some of our income tax assets against the future taxable gain that will be realized in connection with the sale of Atrium shares in 2006 and the special distribution of our remaining interest in Atrium.

The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Stock-Based Compensation Costs

Since January 1, 2003, we account for all forms of employee stock-based compensation using the fair value-based method. This method requires that we make estimates about the risk-free interest rate, the expected volatility of our shares and the expected life of the awards.

New Accounting Standards

Effective January 1, 2007, we adopted CICA Handbook Section 1506 “Accounting Changes”. This Section establishes criteria for changes in accounting policies, accounting treatment and disclosures regarding changes in accounting policies, estimates and corrections of errors. In particular, this Section allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. Furthermore, this section requires disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. Such disclosures are provided below.

Financial Instruments

In January 2005, the CICA issued four new accounting standards in relation with financial instruments: section 3855 “Financial Instruments – Recognition and measurement”, section 3865 “Hedges”, section 1530 “Comprehensive Income” and section 3251 “Equity”.

Section 3855 expands on section 3860 ‘‘Financial Instrument - Disclosure and Presentation’’, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 provides alternative treatments to section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosure is necessary when it is applied.

Section 1530 “Comprehensive Income” introduces a new requirement to temporarily present certain gains and losses outside net income. Consequently, Section 3250 “Surplus” has been revised as Section 3251 “Equity”.

Sections 1530, 3251, 3855 and 3865 were adopted by the Company on January 1, 2007.

Recognition of Financial Assets and Liabilities

Short-term Investments

The short-term investments are classified as available-for-sale investments. We recognize transactions on the settlement date. These investments are recognized at fair value. Unrealized gains and losses are recognized, net of income taxes, if any, in “Comprehensive income”. Upon the disposal or impairment of these investments, these gains or losses are reclassified in the consolidated statement of earnings.

As a result of the application of CICA 3855, a difference of $41,000 between the carrying amount and the fair value of investments classified as available-for-sale is recognized as an adjustment to the opening balance of “Accumulated other comprehensive income”, net of income taxes.

Effective Interest Rate Method

Premiums and discounts on short-term investments and long-term debt are accounted for using the effective interest rate method. The impact of the use of the effective interest rate method amounted to $587,000 and was recognized as an adjustment to the opening balance of deficit, net of income taxes.

Transition

The recognition, derecognition and measurement methods used other than the adjustment described above for the short-term investments and the long-term debt, have not changed from the methods of periods prior to the effective date of the new standards. Consequently, there were no further adjustments to record on transition.

General Standards of Financial Statement Presentation

In May of 2007, the CICA amended Section 1400, General Standards of Financial Statement Presentation to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern. Management is required to make an assessment of an entity’s ability to continue as a going concern and should take into account all available information about the future, which is at least but not limited to 12 months from the balance sheet date. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

The amendments to Section 1400 apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We elected to adopt this requirement early on.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing our strategic plan and the corresponding budget and forecasts, we believe that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months.

We expect to derive additional cash from potential sale of non-core assets and financing.

Impact of Accounting Pronouncements Not Yet Adopted

Capital Disclosure

The CICA issued Section 1535, “Capital Disclosures”. This standard establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The new requirements will be effective starting January 1, 2008. Although the new standard provides for additional disclosures only with no measurement impact, we are currently in the process of evaluating the impact that these additional disclosures standards will have on the Company’s financial statements.

Financial Instruments - Disclosures and Financial Instruments – Presentation

The CICA issued Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure standard requires the disclosure of additional detail of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The presentation requirements are carried forward unchanged. These new standards will be effective starting January 1, 2008. We assessed that the impact of these standards will not be significant as they relate to disclosure requirements and require no change in the manner of accounting for financial instruments or capital. We are currently in the process of evaluating the impact that these additional disclosure standards will have on our financial statements..

Inventories

The CICA issued Section 3031, “Inventories” which will replace existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with IFRS. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The new Section is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of this new standard.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Sections will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for the Company’s fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on the Company’s consolidated financial statements.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments amounted to $41.4 million as of December 31, 2007 compared to $60.5 million as of December 31, 2006. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As of December 31, 2007, cash and short-term investments of the Company included $35.4 million in Canadian currency and 3.9 million in Euro.

The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $25.7 million for the year ended December 31, 2007 compared to $15.9 million and $2.6 million for the same periods in 2006 and 2005, respectively. The increase in net cash used in 2007 is primarily attributable to lower license revenues, increased non-recurring corporate expenses, additional investments in R&D related to the initiation of a Phase 3 program in BPH for cetrorelix, as well as to further advancement of targeted, earlier-stage development programs. Additional net cash used by continuing activities in 2006, as compared to 2005, is attributable to non-periodic upfront and milestone payments received in 2004 from partners related to our R&D collaboration agreements, combined with increased SG&A and R&D expenses in 2006.

We expect net cash used in continuing operating activities to increase in 2008, as we will continue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Financing Activities

Net cash used in continuing financing activities were $1.1 million for the year ended December 31, 2007 compared to $0.7 million and $0.6 million for the same periods in 2006 and 2005, respectively. These funds were mostly used for debt repayments. We expect to pay the balance of our long-term debt of $0.8 million in July 2008.

Investing Activities

Net cash used in continuing investing activities (excluding the change in short-term investments) amounted to $3 million for the year ended December 31, 2007 compared to $0.5 million for the same period in 2006 and $1.7 million in 2005. The increase in 2007 is mainly related to acquisition of equipment to support clinical trials.

During the first half of 2008, we expect to sell our building and land held for sale in Quebec City, as well as our intangible assets held for sale related to Impavido®. We believe this will yield over $15 million of cash inflow.

Contractual Obligations

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements to respect these obligations:

Contractual Obligations

	Payments due by period
(in thousands of US dollars)	Total	2008	2009-2011	2012-2013	2014 and beyond
	$	$	$	$	$
Long-term debt	775	775	—	—	—
Operating leases	10,526	2,092	6,362	640	1,432
Commercial commitments	20,247	13,295	6,952	—	—
Total contractual cash obligations	31,548	16,162	13,314	640	1,432

Outstanding Share Data

As of March 4, 2008, there were 53,187,470 common shares issued and outstanding and there were 5,006,092 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	$	$	$	$

Revenues	10,240	11,044	11,551	9,233
Loss from operations	(11,664)	(9,461)	(5,326)	(8,303)
Net loss from continuing operations	(13,854)	(8,112)	(4,928)	(5,143)
Net loss	(13,636)	(8,704)	(4,846)	(5,110)
Net loss per share from continuing operations
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)
Net loss per share
Basic and diluted	(0.26)	(0.16)	(0.09)	(0.10)

	Quarters ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
	$	$	$	$

Revenues	11,937	9,928	8,673	8,261
Loss from operations	(6,457)	(5,833)	(5,492)	(5,988)
Net earnings (loss) from continuing operations	22,526	(4,741)	(4,440)	(5,768)
Net earnings (loss)	39,101	(1,569)	(1,562)	(2,580)
Net earnings (loss) per share from continuing operations
Basic and diluted	0.42	(0.09)	(0.08)	(0.12)
Net earnings (loss) per share
Basic and diluted	0.74	(0.03)	(0.03)	(0.05)

Note:                 Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Fourth Quarter Results

Consolidated revenues were $10.2 million for the fourth quarter ended December 31, 2007 compared to $11.9 million for the same quarter in 2006. The decrease in revenues is attributable to lower sales of Impavido®, as well as active pharmaceutical ingredients to our partners, combined with lower license fees from our partners.

Selling, General and Administrative expenses were $5.1 million for the fourth quarter ended December 31, 2007 compared to $4.2 million for the same quarter in 2006. The increase in SG&A is mainly related to the support of the continuation of our Phase 3 program with cetrorelix in BPH and the opening of our new operational headquarters in New Jersey.

Consolidated R&D expenses were $13.6 million for the fourth quarter ended December 31, 2007 compared to $7.9 million for the same quarter in 2006. The increase in R&D expenses relates to the continuation of our Phase 3 program with cetrorelix in BPH.

Consolidated net loss was $13.6 million or $0.26 per basic and diluted share for the fourth quarter ended December 31, 2007 compared to consolidated net earnings of $39.1 million or $0.74 per basic and diluted share for the same quarter in 2006. The increased net loss in the fourth quarter 2007 is related to higher loss from operations of nearly $5.2 million mainly related to increased R&D expenses, as well as to lower income tax recovery of nearly $28.4 million attributable to the recognition of future income tax assets mainly related to the sale of Atrium shares in 2006 and the special distribution of our remaining interest in January 2007, combined with the decrease in net earnings from Atrium’s discontinued operations of approximately $16.3 million.

We expect that the consolidated net loss for the first quarter of 2008 will increase compared to the last quarter of 2007 with the anticipated increase in R&D expenses on our lead Phase 3 program with cetrorelix in BPH.

Outlook for 2008

On March 1, 2008, we entered into an agreement with respect to the sale of our intangible property held for sale — Impavido® (miltefosine), for approximately $9.2 million. This transaction is subject to customary closing conditions, including the parties receiving certain third-party consents and approvals.

During the first six months of 2008, we expect to sell our land and building held for sale in Quebec City which should bring additional non-dilutive cash flow.

Our sales revenues should decrease with the expected completion of the sale of Impavido® during the first six months of 2008.

We expect R&D expenses to increase in 2008, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, as well as the emphasis on clinical development of targeted earlier clinical-stage product candidates.

Net cash outflow for fiscal 2008 is projected to be ~$25 million. Our expectations are that cash outflow from operations will not proceed linearly throughout the year but will be higher in the first half due to start-up costs associated with key clinical studies. The majority of these costs will be related to the initiation of the second pivotal efficacy trial, the pivotal long-term safety trial and the thorough QTc trial for our lead product, cetrorelix in BPH. The rate of cash outflow from operations is expected to return to a lower level in the second half of the year.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the year ended December 31, 2007, there were no significant operations using forward-exchange contracts and no significant forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Interest Rate Risk

We are exposed to market risk relating to changes in interest rates with regard to our short-term investments.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company was part of a tax loss consolidation strategy with its former subsidiary Atrium. In respect to that arrangement that terminated in October 2006 when the Company ceased to be the controlling shareholder of Atrium, we received a tax ruling delivered by Canada Revenue Agency. All transactions are eliminated during the consolidation process and income tax savings resulting from the interest expense deduction is presented as discontinued operations.

All other significant related party transactions described in Note 21 of our annual consolidated financial statements are associated with the lease of office and manufacturing space to Atrium and the purchase of a patent from a senior officer (Jürgen Engel) of the Company. All transactions are measured at the exchange amount which is the amount of consideration established and agreed upon by the related parties.

As of December 31, 2007, we did not have interest in any variable interest entities.

Risk Factors and Uncertainties

Risks Associated with Operations:

•                  Many of our products are currently at an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and on us;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the issuance of new share capital, as well as through other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It can also be affected by our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we would be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including: R&D on our products; clinical trial results; increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that we will make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to changes because of numerous different factors related to its activity including reports of new information, changes in the Company’s financial situation, the sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

A detailed list of the risks and uncertainties affecting us can be found in our Shelf-Prospectus and public documents filed on SEDAR and EDGAR.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

The Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2007. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2007.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Based on the results of our testing, these controls were found to be operating effectively at December 31, 2007.

During 2007, in the course of its evaluation, Management identified significant deficiencies in its internal control over financial reporting which the Company does not believe, either individually or in the aggregate, resulted in a material weakness to its internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.

Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

On behalf of management,

/s/ Dennis Turpin, CA
Dennis Turpin, CA
Senior Vice President and Chief Financial Officer
March 4, 2008